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                              June 17, 2020

       Daniel J. Luckshire
       Executive Vice President and Chief Financial Officer
       SIGA TECHNOLOGIES INC
       31 East 62nd Street
       New York, NY 10065

                                                        Re: SIGA TECHNOLOGIES
INC
                                                            Form 10-K
                                                            For the Year Ended
December 31, 2019
                                                            File No. 001-38436

       Dear Mr. Luckshire:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Notes to the Consolidated Financial Statements

       3. Procurement Contract and Research Agreement, page 56

   1. With regards to the various contracts with BARDA where revenue is recognized over time, please provide
disclosures for the description of the input or output methods used in the revenue recognition
calculation and how they are applied consistent with guidance under ASC 606-10-50-18.
For example, we note disclosures stating "...the $3.3 million cumulative catch-up
adjustment related to the conclusion of historical rate
                                                        reconciliation in
connection with the IV Formulation R&D Contract and changes in the projected amount of
contract funding expected to be available under the IV Formulation
                                                        R&D Contract, which
impacts the progress-towards-completion calculation." The input or output method is
however not clear, nor how the method is applied in the calculation.
                                                        Please provide revised
disclosures to be included in future periodic filings to address this matter.
 Daniel J. Luckshire
SIGA TECHNOLOGIES INC
June 17, 2020
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Allen Torney at 202-551-3652 or Daniel Gordon at 202-551-
3486 with any questions.



FirstName LastNameDaniel J. Luckshire                     Sincerely,
Comapany NameSIGA TECHNOLOGIES INC
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